Mail Stop 4561

May 7, 2008

Mr. Jérôme Arnaud
Chief Financial Officer
ILOG S.A.
9 rue de Verdun
BP 85
94253 Gentilly Cedex
France

> **Re:** **ILOG S.A.**
> **Form 20-F for Fiscal Year Ended June 30, 2007**
> **Filed October 9, 2007**
> **File No. 000-29144**

Dear Mr. Arnaud:

We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief